

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Christopher Masterson
Chief Financial Officer, Treasurer and Secretary
Global Net Lease, Inc.
650 Fifth Ave., 30 Floor
New York, NY 10019

> **Re: Global Net Lease, Inc.**
> **Form 10-K for fiscal year ended December 31, 2023**
> **Filed February 27, 2024**
> **File No. 001-37390**

Dear Christopher Masterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2023

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 15 - Segment Reporting, page F-52

1. We note that as a result of the mergers and the related strategic shift in your operations, you concluded you now operate in four reportable segments. Please revise your disclosure in future periodic filings to address the following or advise:
    - Revise the title your segment measure of profit or loss to net operating income or a similarly-titled measure so as to better reflect both the revenue and property operating expense components of your segment measure; and
    - We note you reconcile your segment measure of profit or loss to Net loss attributable to common stockholders, and not Net (loss) income before income tax. In future filings, revise your reconciliation to reconcile your segment measure to Net (loss) income before income tax; refer to ASC 280-10-50-30b.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Cline at 202-551-3851 or Mark Rakip at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction